UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Skillz Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

Class B common stock, par value $0.001 per share

(Title of Class of Securities)

Class A common stock: 83067L 109

Class B common stock: Not Applicable

(CUSIP Number)

P.O. Box 445

San Francisco, CA 94104
(415) 762-0511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83067L 109

1	NAME OF REPORTING PERSONS Andrew Paradise
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,028,622 Shares of Class B common stock and 0 shares of Class A common stock(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 84,028,622 Shares of Class B common stock and 0 shares of Class A common stock (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,028,622 Shares of Class B common stock and 0 shares of Class A common stock (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of the Class A common stock and 98.7% of the Class B common stock(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of March 5, 2021 by the Reporting Person were acquired in connection with the Business Combination (defined below) and include (i) 75,596,878 shares of Class B common stock, (ii) options to acquire 7,024,488 Class B common stock, and (iii) 1,407,256 shares Class B common released from escrow pursuant to the Earnout Escrow Agreement to the Reporting Person.
(2)	Calculated based on 291,746,159 shares of Class A common stock and 85,115,151 shares of Class B common stock issued and outstanding as of December 16, 2020 as reported in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on December 21, 2020.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D first filed with the Securities and Exchange Commission on December 21, 2020 (as amended by Amendment No. 1 filed December 23, 2020, the “Original Schedule 13D”), and is filed by the Reporting Person with respect to the Class A common stock and Class B common stock of the Issuer. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

This Amendment No. 2 amends the Original Schedule 13D as specifically set forth herein. Except as set forth herein, all other information in the Original Schedule 13D remains the same.

Item 4.	Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph:

On March 5, 2021 the escrow agent released from escrow the earnout shares according to the terms of the Earnout Escrow Agreement. Pursuant to which, 5,000,000 shares in the form of either Class A common stock or Class B common stock were released to the Old Skillz stockholders who received shares of New Skillz common stock as a result of the Business Combination, as described further in the Merger Agreement. The Class A common stock held in escrow was released to the Old Skillz stockholders who received shares of New Skillz common stock as a result of the Business Combination, other than the Reporting Person and a trust for the benefit of his family members. The 1,407,256 shares of Class B common stock held in escrow were released to the Reporting Person. As a result of the release of the earnout shares, the Reporting Person was issued 1,407,256 shares of Class B common stock and the Reporting Person no longer has voting control over the 3,572,888 shares of Class A common stock released from escrow. This Amendment No. 2 updates the current holdings of the Reporting Person.

Item 5.	Interest in Securities of the Issuer

(a) See responses to Item 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) The Reporting Person was involved in the Business Combination as the founder and Chief Executive Officer of Old Skillz. Except as set forth in this Amendment No. 2, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the Class A common stock and Class B common stock during the sixty days prior to the date of filing this Amendment No. 2.

(d) Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A common stock and the Class B common stock of the issuer beneficially owned by the Reporting Person as reported in this Amendment No. 2.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 9, 2021

Andrew Paradise

By:	/s/ Charlotte Edelman, Attorney-in-Fact
Name: Andrew Paradise